Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

September 19, 2011

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company

Separate Account VA PP

Flexible Premium Variable Annuity – R

Pre-Effective Amendment No. 2 to Registration Statement filed on Form N-4

File Nos. 333-172715/811-22531

Dear Mr. Ruckman:

Transamerica Financial Life Insurance Company filed the Pre-Effective Amendment No. 2 to the above-referenced Form N-4 registration statement on September 19, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Financial Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective September 19, 2011, or as soon thereafter as is reasonably practicable.

Transamerica Financial Life Insurance Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Financial Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ John T. Mallett	By:	/s/ Lisa Wachendorf
John T. Mallett		Lisa Wachendorf
Vice President		Assistant Vice President